Schedule 13D                                        ----------------------------
Cusip No. 552691107                                        OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:      3235-0145
                                                    Expires:   December 31, 2005
                                                    Estimated average burden
                                                    hours per response...... 11
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                    MCI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    552691107
                                 --------------
                                 (CUSIP Number)

               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
                         MatlinPatterson Phoenix SPV LLC
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        12,806,586

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        12,806,586

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,806,586
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                         4,462,483

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                         4,462,483

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            4,462,483
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Phoenix SPV LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                           586,090

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                           586,090

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            586,090
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  OO
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,855,159

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,855,159

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,855,159
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,855,159

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,855,159

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,855,159
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Mark P. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,855,159

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,855,159

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,855,159
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,855,159

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,855,159

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,855,159
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,855,159

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,855,159

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,855,159
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         SHARES BENEFICIALLY OWNED       7        SOLE VOTING POWER
          BY EACH REPORTING PERSON                               0
                  WITH
--------------------------------------------------------------------------------
                                         8        SHARED VOTING POWER
                                                        17,855,159

--------------------------------------------------------------------------------
                                         9        SOLE DISPOSITIVE POWER
                                                                 0

--------------------------------------------------------------------------------
                                         10       SHARED DISPOSITIVE POWER
                                                        17,855,159

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         17,855,159
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


INTRODUCTION.

                  This Schedule 13D Statement (this "Statement") is filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), an exempt limited partnership organized under the laws of Bermuda, and MatlinPatterson Phoenix SPV LLC ("Matlin SPV") and collectively with Matlin Partners (Delaware) and Matlin Partners (Bermuda), "Matlin Partners"), a limited liability company organized under the laws of Delaware,
(ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin SPV, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the acquired beneficial ownership of the Reporting Persons in the Issuer (as defined below) pursuant to the Debtor's Modified Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated October 21, 2003, which was confirmed on October 31, 2003 and declared effective on April 20, 2004 by the Bankruptcy Court (Case No. 02-13533 (AJG)) (the "Plan").

ITEM 1.           SECURITY AND ISSUER

                  The name of the issuer is MCI, Inc. (the "Issuer"). This Statement relates to the Issuer's common stock, par value $0.01 per share (the "Common Stock"). The principal executive offices of the Issuer are located at 22001 Loundoun County Parkway, Ashburn, Virginia 20147.

ITEM 2.           IDENTITY AND BACKGROUND

                  (i) Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware. Matlin Partners (Delaware) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Delaware)'s principal business and principal office is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, New York, New York 10022.

                  (ii) Matlin Partners (Bermuda) is an exempt limited partnership organized under the laws of Bermuda. Matlin Partners (Bermuda) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Bermuda)'s principal business and principal office is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

Schedule 13D
Cusip No. 552691107


                  (iii) Matlin SPV is a limited liability company organized under the laws of Delaware. Matlin SPV was initially organized to raise funds from sophisticated investors for the purpose of (i) (A) undertaking the purchase, sale, exchange or other disposition of WorldCom, Inc.'s debt, (B) participating in the restructuring or reorganization of WorldCom, Inc. and its Affiliates, (C) participating in the sale, exchange or other disposition of any debt or equity securities or any other property acquired in connection with, or as a result of a conversion of WorldCom, Inc. and (ii) engaging in any lawful activity as a holder of WorldCom, Inc. securities. The address of Matlin SPV's principal business and principal office is c/o Matlin Patterson Global Advisers LLC, 520 Madison Avenue, New York, New York 10022.

                  (iv) Matlin Global Partners is a limited liability company organized under the laws of Delaware. Matlin Global Partners serves as General Partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Global Partners' principal business and principal office is 520 Madison Avenue, New York, New York 10022. The principal business of Matlin Global Partners is acting as the general partner to Matlin Partners (Delaware) and Matlin Partners (Bermuda).

                  (v) Matlin Advisers is a limited liability company organized under the laws of Delaware. Matlin Advisers serves as investment advisor to Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Advisers' principal business and principal office is 520 Madison Avenue, New York, New York 10022. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to a certain amended and restated Investment Advisory Agreement dated as of July 17, 2002 among Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda).

                  (vi) Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. The address of Matlin Asset Management's principal business and principal office is 520 Madison Avenue, New York, New York 10022. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

                  (vii) MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. The address of MatlinPatterson's principal business and principal office is 520 Madison Avenue, New York, New York 10022. MatlinPatterson's principal business is owning Matlin Asset Management.

                  (viii) Mark R. Patterson and David J. Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and David J. Matlin's principal business office is 520 Madison Avenue, New York, New York 10022. Mark R. Patterson's present principal

Schedule 13D
Cusip No. 552691107


occupation is acting as Chairman of Matlin Advisers and David J. Matlin's present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Mark R. Patterson and David J. Matlin are citizens of the United States of America.

                  (ix) In the past five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

                  A. On April 20, 2004, the Issuer formally emerged from U.S. Chapter 11 protection, giving effect to the Debtors' Modified Second Amended Joint Plan of Reorganization (the "Plan"), dated October 21, 2003, and confirmed on October 31, 2003 by the U. S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In a Form 8-K filed by the Issuer on April 20, 2004, the Issuer announced that it had begun to distribute securities and cash to its creditors pursuant to the Plan.

                  B. In accordance with the Plan (as described in Item 4 below) and the Rescission Agreement (as described in Item 6 below), the Reporting Persons expect to receive beneficial ownership of shares of New Common Stock (as defined in the Plan) and New Notes (as defined in the Plan) of the Issuer as follows:

                           1.       Matlin Partners (Delaware) expects to
receive beneficial ownership of approximately 12,806,586 shares of New Common Stock and New Notes in the principal amount of $282,215,000 as part of the consideration for the cancellation of certain debt instruments of WorldCom, Inc. (the "Original Issuer") and Intermedia Communications, Inc. ("Intermedia") (and all pre-petition interest thereon and other amounts owing in respect thereof), which had been acquired by Matlin Partners (Delaware) through a series of open market trades as follows: $22,236,606.00 principal amount 7.55% Senior Notes of the Original Issuer due April 1, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $72,649,221.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $26,660,196.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2027 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $22,247,730.00 principal amount 6.25% Senior Notes of the Original Issuer due August 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $133,594,652.00 principal amount 6.4% Senior Notes of the Original Issuer due August 15, 2005 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $169,082,747.00 principal amount 6.95% Senior Notes of the Original Issuer due August 15, 2028 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $3,707,955.00 principal amount 7.875% Senior Notes of the Original Issuer due May 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $52,059,688.00 principal amount 8% Senior Notes of the Original Issuer due May

Schedule 13D
Cusip No. 552691107


15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $52,899,169.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2010 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $3,707,955.00 principal amount 7.375% Remarketable Securities (DRS) of the Original Issuer due January 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $36,041,323.00 principal amount 7.375% Senior Notes of the Original Issuer due January 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $18,910,570.00 principal amount 6.5% Senior Notes of the Original Issuer due May 15, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $80,877,914.00 principal amount 7.5% Senior Notes of the Original Issuer due May 15, 2011 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $442,562,968.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2031 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $145,952,386.53 principal amount 6.75% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $130,982,884.72 principal amount 7.25% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $21,282,920.00 principal amount 11.25% Senior Discount Notes of Intermedia due July 15, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $5,191,137.00 principal amount 8.5% Senior Notes of Intermedia due January 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $12,169,509.00 principal amount 8.875% Senior Notes of Intermedia due November 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $22,989,321.00 principal amount 8.6% Senior Notes of Intermedia due June 1, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); $2,966,364.00 principal amount 9.5% Senior Notes of Intermedia due March 1, 2009 and all pre-petition interest thereon acquired by Matlin Partners (Delaware); and $69,485,590.00 principal amount 12.25% Senior Subordinated Discount Notes of Intermedia due March 1, 2009 acquired by Matlin Partners (Delaware).

                           2.       Matlin Partners (Bermuda) expects to receive
beneficial ownership of approximately 4,462,483 shares of New Common Stock and New Notes in the principal amount of $98,338,000 as part of the consideration for the cancellation of certain debt instruments of the Original Issuer and Intermedia (and all pre-petition interest thereon and other amounts owing in respect thereof), which had been acquired by Matlin Partners (Bermuda) through a series of open market trades as follows: $7,748,394.00 principal amount 7.55% Senior Notes of the Original Issuer due April 1, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $25,314,779.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $9,289,804.00 principal amount 7.75% Senior Notes of the Original Issuer due April 1, 2027 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $7,752,270.00 principal amount 6.25% Senior Notes of the Original Issuer due August 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $46,551,348.00 principal amount 6.4% Senior Notes of the Original Issuer due August 15, 2005 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $58,917,253.00 principal amount 6.95% Senior Notes of the Original Issuer due August 15, 2028 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,292,045.00 principal amount 7.875% Senior Notes of the Original Issuer due May 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $18,140,312.00 principal amount 8% Senior Notes of the Original Issuer due May

Schedule 13D
Cusip No. 552691107


15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $18,432,831.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2010 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,292,045.00 principal amount 7.375% Remarketable Securities of the Original Issuer due January 15, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $12,558,677.00 principal amount 7.375% Senior Notes of the Original Issuer due January 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $6,589,430.00 principal amount 6.5% Senior Notes of the Original Issuer due May 15, 2004 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $28,182,086.00 principal amount 7.5% Senior Notes of the Original Issuer due May 15, 2011 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $154,212,032.00 principal amount 8.25% Senior Notes of the Original Issuer due May 15, 2031 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $50,857,428.27 principal amount 6.75% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $45,641,275.58 principal amount 7.25% Senior Notes of the Original Issuer due May 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $7,416,080.00 principal amount 11.25% Senior Discount Notes of Intermedia due July 15, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,808,863.00 principal amount 8.5% Senior Notes of Intermedia due January 15, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $4,240,491.00 principal amount 8.875% Senior Notes of Intermedia due November 1, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $8,010,679.00 principal amount 8.6% Senior Notes of Intermedia due June 1, 2008 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); $1,033,636.00 principal amount 9.5% Senior Notes of Intermedia due March 1, 2009 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda); and $24,212,410.00 principal amount 12.25% Senior Subordinated Discount Notes of Intermedia due March 1, 2009 acquired by Matlin Partners (Bermuda).

                           3.       Matlin SPV expects to receive beneficial
ownership of approximately 586,090 shares of New Common Stock and New Notes in the principal amount of $12,915,000 as part of the consideration for the cancellation of certain debt instruments of the Original Issuer and Intermedia (and all pre-petition interest thereon and other amounts owing in respect thereof) which had been acquired by Matlin SPV through a series of trades as follows:

                  $4,000,000.00 principal amount 6.4% Senior Notes of the Issuer due August 15, 2003 and all pre-petition interest thereon acquired by Matlin SPV; $8,000,000.00 principal amount 6.5% Senior Notes of the Issuer due May 15, 2004 and all pre-petition interest thereon acquired by Matlin SPV; $15,000,000.00 principal amount 7.5% Senior Notes of the Issuer due May 15, 2011 and all pre-petition interest thereon acquired by Matlin SPV; $12,000,000.00 principal amount 7.75% Senior Notes of the Issuer due April 1, 2004 and all pre-petition interest thereon acquired by Matlin SPV; $6,000,000.00 principal amount 7.875% Senior Notes of the Issuer due May 15, 2003 and all pre-petition interest thereon acquired by Matlin SPV; $5,000,000.00 principal amount 8.0% Senior Notes of the Issuer due May 15, 2006 and all pre-petition interest thereon acquired by Matlin SPV; $10,000,000.00 principal amount 8.25% Senior Notes of the Issuer due May 15, 2010 and all pre-petition interest thereon acquired by Matlin SPV; $2,000,000.00 principal amount 8.5% Senior Notes of Intermedia due January 15, 2008 and all pre-petition interest thereon acquired by Matlin SPV; and $10,000,000.00 principal amount 12.25% Senior Subordinated Discount Notes of Intermedia due March 1, 2009 acquired by Matlin SPV.

Schedule 13D
Cusip No. 552691107


                  C. The aforementioned distributions are subject to adjustment to reflect the actual distributions which have been commenced by the Issuer but have not been completed with respect to the Reporting Persons.

                  D. The Reporting Persons paid cash from working capital for the cancelled debt instruments. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the New Common Stock and New Notes.

ITEM 4.           PURPOSE OF TRANSACTION

                  Pursuant to the distribution procedures set forth in Article IV of the Plan, holders of allowed WorldCom Senior Debt Claims (as defined in the Plan), Intermedia Senior Debt Claims (as defined in the Plan) and Intermedia Subordinated Debt Claims (as defined in the Plan) shall respectively receive on account of such claim either (i) up to 14.28, 37.4 and 18.56 shares, respectively, of New Common Stock of the Issuer for each one thousand dollars of such holder's respective allowed claim or (ii) New Notes in a principal amount up to $0.357, $0.935 and $0.464, respectively, multiplied by the allowed amount of such claim; in each case (A) in a combination of such New Common Stock and New Notes as set forth on an election form delivered in accordance with the Plan and as modified pursuant to the Plan in the event of an undersubscription or oversubscription of New Notes and (B) subject to rounding to assure the issuance of New Notes in round lots and to avoid the issuance of fractional shares of New Common Stock as described in the Plan.

                  In a Form 8-K filed by the Issuer on April 19, 2004, the Issuer announced that the holders of such allowed claims elected to receive New Notes of the Issuer in excess of the total amount of New Notes authorized for issuance under the Plan. As a result of this oversubscription, according to the Form 8-K, the holders of such claims will receive approximately 46.85 percent of the amount of New Notes they had elected to receive. For the balance of the amounts to be received by these holders, the Issuer will issue shares of New Common Stock.

                  In accordance with the Plan and the Rescission Agreement (as described in Item 6 below), and based upon the 46.85 percent proration announced by the Issuer, the Reporting Persons expect to receive, as consideration for the cancellation of debt obligations acquired through open market purchases of an approximate aggregate principal amount of $2.16 billion, approximately (i) 17,855,159 shares of New Common Stock and (ii) New Notes of the Issuer of an aggregate principal amount of $393,469,000. The shares of New Common Stock acquired by the Reporting Persons pursuant to the Plan represent, in the aggregate, approximately 5.477% of the shares of New Common Stock of the Issuer assuming a total of 326,000,000 shares of New Common Stock were issued by the Issuer. The aforementioned distributions are subject to adjustment to reflect rounding under the Plan, the actual distributions which have been commenced by the Issuer but have not been completed with respect to the Reporting Persons and the total number of shares ultimately issued by the Issuer under the Plan.

Schedule 13D
Cusip No. 552691107


                  The Reporting Persons acquired beneficial ownership of the shares of New Common Stock and the New Notes for investment purposes. The Reporting Persons intend to evaluate continuously their investment in the Issuer and, based on such evaluation or other facts and circumstances, may determine at a future date to adopt plans or intentions different from those set forth above. The Reporting Persons specifically reserve (A) the right from time to time to
(i) acquire additional shares of New Common Stock, New Notes or other securities of the reorganized Issuer (subject to availability at prices deemed favorable, the reorganized Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of New Common Stock, New Notes or other securities of the reorganized Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case subject to the factors and conditions referred to above and compliance with applicable laws, (B) the right from time to time to engage in discussions with other shareholders or management of the Issuer regarding the business and prospects of the Issuer and the markets in which the Issuer operates and (C) all rights and remedies under the Rescission Agreement and Mutual Release (summarized in Item 6 below).

                  Except as set forth herein or attached hereto, no Reporting Persons currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities Exchange Act of 1934, as amended.

                  The description of the Plan and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreement, which is annexed hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The information set forth in Item 3 is hereby incorporated by reference into this Item 5.

                  (a) As of the date hereof, Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin SPV each expect to be a direct beneficial owner of approximately 12,806,586, approximately 4,462,483 and 586,090 shares of Common Stock, respectively, and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of approximately 17,855,159 shares of Common Stock. The approximately 17,855,159 shares of Common Stock represent approximately 5.5% of the Issuer's issued and outstanding shares of Common Stock. The approximately 12,806,586 shares of Common Stock, approximately 4,462,483 shares of Common Stock and approximately 586,090 shares of Common Stock, when issued, will represent approximately 3.9%, 1.4% and 0.2% of the Issuer's issued and outstanding shares of Common Stock, respectively.

                           (i)      Matlin Global Partners serves as General
Partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin SPV. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares beneficially owned by Matlin Partners.

Schedule 13D
Cusip No. 552691107


                           (ii)     Matlin Advisers serves as investment advisor
to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                           (iii)    Matlin Asset Management is the holder of all
of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                           (iv)     MatlinPatterson is the holder of all of the
membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

                           (v)      Mark R. Patterson and David J. Matlin are
the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares beneficially owned by Matlin Partners.

                  (b) Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin SPV have shared power to vote and shared dispositive power of 12,806,586 shares of Common Stock, 4,462,483 shares of Common Stock and 586,090 shares of Common Stock, respectively. MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin each have shared power to vote and shared dispositive power of approximately 17,855,160 shares of Common Stock.

                  (c) Except as reported in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

                  (d) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons
(i) beneficially owns any shares of Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Common Stock owned by other parties.

                  (e) The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

                  (f) Except as reported in this Statement, no other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Stock held by the Reporting Persons.

Schedule 13D
Cusip No. 552691107


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On April 15, 2004, Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin SPV (collectively, "Matlin") and the Original Issuer entered into a Rescission and Settlement Agreement (the "Rescission Agreement") and a Mutual Release (as defined below), the material provisions of which are briefly summarized below. The District Court of the Southern District of New York approved the Rescission Agreement on April 16, 2004 subject to the approval of the Bankruptcy Court. The Bankruptcy Court approved the Rescission Agreement on April 19, 2004.

                  Pursuant to the Rescission Agreement, certain contracts entered into with the Original Issuer memorializing Matlin's election of New Notes (the "Contracts") were rescinded and the Original Issuer determined that any distributions to be made pursuant to the Plan shall be made by the Debtors (as defined in the Plan) without regard to the provisions of the Plan regarding disproportionate allocations in the event of an oversubscription (other than solely with respect to certain contracts regarding the election of New Notes by Bain Capital Integral Investors LLC or its designees).

                  The Rescission Agreement provides that Matlin will receive indemnification from the Original Issuer against any and all losses, damages, liabilities, obligations, penalties, fees, costs and expenses incurred by Matlin from and after the date of the Rescission Agreement as a result of certain third party claims relating to (i) the negotiation, preparation, execution, performance or enforcement of the Rescission Agreement; (ii) the distribution, as a result of the Rescission Agreement, of New Notes and/or New Common Stock on account of Matlin's holdings; (iii) any matter relating to the transactions or distributions contemplated by the Rescission Agreement; (iv) entering into the Contracts and any matter relating thereto or required thereunder; or (v) any claim, litigation, investigation, request or proceeding relating to any of the foregoing (collectively, the "Indemnified Matters"). In addition, the Original Issuer will reimburse Matlin for any and all reasonable out of pocket fees and expenses it has incurred relating to the Rescission Agreement and the Contracts, subject to the approval of the Corporate Monitor appointed by the District Court of the Southern District of New York.

                  As a condition to the effectiveness of the Rescission Agreement, following the approval of the Bankruptcy Court of the Rescission Agreement, a mutual release of all claims arising from the Indemnified Matters was executed by the Original Issuer, Matlin and the Official Committee of Unsecured Creditors (the "Mutual Release").

                  The description of the Rescission Agreement and the Mutual Release and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreements, which are annexed hereto as Exhibits 3 and 4, all of which are incorporated herein by reference.

                  In accordance with the Plan, Matlin Partners (Delaware) and MatlinPartners (Bermuda) expect to receive a pro rata share of a $29,000,000 cash distribution from the Issuer in respect of their 109,443 and 38,135 respective shares of Intermedia Preferred Stock (as defined in the Plan) in full and complete satisfaction of such allowed interest.

Schedule 13D
Cusip No. 552691107


                  Except for the Plan, the Rescission Agreement, the Mutual Release and the cash distributions in respect of Intermedia Preferred Stock described above and as described in Item 3, Item 4, and Item 6 of this Schedule 13D, no Reporting Persons hereto have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         Exhibit No.       Description

         1 Joint Filing Agreement dated as of April 29, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Phoenix SPV LLC, David J. Matlin and Mark R. Patterson.

         2(a) Debtors' Modified Second Amended Joint Plan of Reorganization, dated October 21, 2003, and confirmed on October 31, 2003 by the U. S. Bankruptcy Court for the Southern District of New York.

         3 Rescission and Settlement Agreement, effective as of April 15, 2004, by and among WorldCom, Inc. and MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., and MatlinPatterson Phoenix SPV LLC.

         4                 Form of Mutual Release by and among WorldCom, Inc.
                           and certain of its direct and indirect subsidiaries as debtors and debtors in possession, the statutory committee of unsecured creditors, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., and MatlinPatterson Phoenix SPV LLC.



------------------------
(a) Incorporated by reference from Exhibit 2.1 to the Form 8-K filed on November 18, 2003 by WorldCom, Inc.

Schedule 13D
Cusip No. 552691107


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 29, 2004

                                        MATLINPATTERSON LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Member

                                        MATLINPATTERSON ASSET MANAGEMENT LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairman

                                        MATLINPATTERSON GLOBAL ADVISERS LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairman

                                        MATLINPATTERSON GLOBAL PARTNERS LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS L.P.

                                        By: MatlinPatterson Global Partners LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS (BERMUDA) L.P.

                                        By: MatlinPatterson Global Partners LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

Schedule 13D
Cusip No. 552691107


                                        MATLINPATTERSON PHOENIX SPV LLC

                                        By: MatlinPatterson Global Partners LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        DAVID J. MATLIN

                                        By: /s/ DAVID J. MATLIN
                                            ------------------------------------
                                            Name: David J. Matlin


                                        MARK R. PATTERSON

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name: Mark R. Patterson

Schedule 13D
Cusip No. 552691107


                                  EXHIBIT INDEX

  Exhibit No.              Description

         1 Joint Filing Agreement dated as of April 29, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Phoenix SPV LLC, David J. Matlin and Mark R. Patterson.

         2(a) Debtors' Modified Second Amended Joint Plan of Reorganization, dated October 21, 2003, and confirmed on October 31, 2003 by the U. S. Bankruptcy Court for the Southern District of New York.

         3 Rescission and Settlement Agreement, effective as of April 15, 2004, by and among WorldCom, Inc. and MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., and MatlinPatterson Phoenix SPV LLC.

         4                 Form of Mutual Release by and among WorldCom, Inc.
                           and certain of its direct and indirect subsidiaries as debtors and debtors in possession, the statutory committee of unsecured creditors, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., and MatlinPatterson Phoenix SPV LLC.



------------------------
(a) Incorporated by reference from Exhibit 2.1 to the Form 8-K filed on November 18, 2003 by WorldCom, Inc.

Schedule 13D
Cusip No. 552691107


                                                                       Exhibit 1

                             JOINT FILING AGREEMENT
                           Dated as of April 29, 2004

                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Phoenix SPV LLC, David J. Matlin and Mark R. Patterson, on behalf of each of them a statement on Schedule 13D or 13G, as appropriate, (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of MCI, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of April 2004.

                                        MATLINPATTERSON LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Member

                                        MATLINPATTERSON ASSET MANAGEMENT LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairman

                                        MATLINPATTERSON GLOBAL ADVISERS LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairman

                                        MATLINPATTERSON GLOBAL PARTNERS LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

Schedule 13D
Cusip No. 552691107


                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS L.P.

                                        By: MatlinPatterson Global Partners LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS (BERMUDA) L.P.

                                        By: MatlinPatterson Global Partners LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        MATLINPATTERSON PHOENIX SPV LLC

                                        By: MatlinPatterson Global Partners LLC

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        DAVID J. MATLIN

                                        By: /s/ DAVID J. MATLIN
                                            ------------------------------------
                                            Name: David J. Matlin


                                        MARK R. PATTERSON

                                        By: /s/ MARK R. PATTERSON
                                            ------------------------------------
                                            Name: Mark R. Patterson

                                                                       Exhibit 3

                       RESCISSION AND SETTLEMENT AGREEMENT

                  This RESCISSION AND SETTLEMENT AGREEMENT (this "Agreement") is effective as of April 15, 2004 (the "Rescission Date") and is by and among WorldCom, Inc. (the "Company") and MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Phoenix SPV L.L.C. (collectively, "Matlin" and, together with the Company, the "Parties"). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Debtors' Modified Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan").

                                    RECITALS
                                    --------

                  WHEREAS, the Company is entering into this Agreement on its own behalf and on behalf of, and with binding effect on, each of the Debtors and the Reorganized Debtors and each of their successors and assigns;

                  WHEREAS, on July 21, 2002 and November 8, 2002, the Debtors commenced cases (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"). By Orders, dated July 22, 2002 and November 12, 2002, the Debtors' Chapter 11 Cases were consolidated for procedural purposes. During the Chapter 11 Cases, the Debtors have operated their businesses and managed their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On July 29, 2002, the United States Trustee for the Southern District of New York appointed the statutory committee of unsecured creditors (the "Creditors' Committee"). On October 31, 2003, the Bankruptcy Court entered an order confirming the Plan;

                  WHEREAS, as of the date hereof, the Effective Date of the Plan has not yet occurred;

                  WHEREAS, pursuant to the Plan, holders of Class 5 WorldCom Senior Debt Claims, Class 11 Intermedia Senior Debt Claims and Class 13 Intermedia Subordinated Debt Claims shall receive, on account of such Claims, New Common Stock or New Notes or a combination thereof, as per elections on an Election Form subject to adjustment in the event of an Undersubscription or Oversubscription;

                  WHEREAS, during the course of the Chapter 11 Cases, the Debtors have taken various steps to preserve the potential value of the Debtors' net operating loss carryforwards and certain other tax attributes (collectively, the "Tax Benefits");

                  WHEREAS, in furtherance of preserving the potential value of the Tax Benefits, Sections 4.06(d), 4.14(d) and 4.16(d) of the Plan limit, in certain cases, the application of pro-ration in the event of an Oversubscription;

                  WHEREAS, Matlin has advised the Company that it is the holder of Claims in Class 5 WorldCom Senior Debt Claims in the aggregate amount of $2,004,334,782.08, Class 11 Intermedia Senior Debt Claims in the aggregate amount of $90,399,757.85, and Class 13 Intermedia Subordinated Debt Claims in the aggregate amount of $85,724,660.19 (collectively, the "Matlin Holdings");

                  WHEREAS, the Company determined that the Matlin Investors and Silver Lake are persons contemplated within the limited exceptions to pro ration in Sections 4.06(d), 4.14(d) and 4.16(d) of the Plan;

                  WHEREAS, based on the Debtors' view of the application of Sections 4.06(d), 4.14(d) and 4.16(d) of the Plan, Section 13.01 of the Plan and paragraph 36 of the Confirmation Order in furtherance of maximizing the Debtors' ability to utilize the Tax Benefits, the Company requested that Matlin make certain elections of New Notes, which elections were memorialized and agreed to on an arm's length basis in nine contracts, dated December 23, 2003 and as amended and superseded on January 26, 2004 during the course of an extended election period after making certain public disclosures and updating pro forma ownership assumptions (collectively, as revised, the "Contracts");

                  WHEREAS, under the Contracts, the Company and Matlin agreed that Matlin would elect to receive 100% New Notes on account of the Matlin Holdings and that the aggregate amount of New Notes and New Common Stock to be received by Matlin on account of the Matlin Holdings would be as specified in the Contracts, unless an Undersubscription occurred;

                  WHEREAS, following the execution of and as provided in the Contracts, Matlin timely submitted its Election Forms and took additional steps to ensure the accurate recording thereof;

                  WHEREAS, at the time of the execution of the Contracts, the Debtors believed that all material nonpublic information concerning the decision to invest in the securities of the reorganized company had been disclosed and that the potential enhanced value of the Tax Benefits sought to be preserved under the Contracts was up to $500,000,000;

                  WHEREAS, the Company has determined that the potential enhanced value of the Tax Benefits sought to be preserved under the Contracts has significantly declined;

                  WHEREAS, the Debtors have provided Matlin certain non-public information about the Debtors that, for purposes of this Agreement, is deemed to be material (the "Information"), which Information is not in the possession of the Creditors' Committee and could be material to an investment decision by any third party;

                  WHEREAS, in view of and with specific acknowledgment of the foregoing, and in consultation with the Creditors' Committee and the Corporate Monitor appointed by the United States District Court for the Southern District of New York (the "Corporate Monitor"), the Company has determined to void, terminate, unwind and rescind the Contracts;

                  WHEREAS, prior to agreeing to this Agreement or to any transactions or distributions contemplated hereby, Matlin notified the Debtors on April 12, 2004 that David J. Matlin would not serve as a member of the New Board or in any similar capacity, or provide any advice or assistance in such a capacity, and would not assume any formal, informal, express or implied posts or positions with the Debtors and Reorganized Debtors;

                  WHEREAS, disputes have arisen between or among the Company, the Creditors' Committee and Matlin as to the foregoing matters, and the Parties desire to settle such disputes and avoid potential litigation arising therefrom; and

                  WHEREAS, the Company's and Matlin's decision to enter into this Agreement has been discussed with the Creditors' Committee, whose endorsement of the operative provisions of this Agreement is agreed to and accepted below, and has been discussed with the Corporate Monitor;

                  NOW, THEREFORE, in consideration of the promises and agreements, set forth herein, the Parties, each intending to be legally bound hereby, do hereby agree as follows:

                    ARTICLE I: RESCISSION AND INDEMNIFICATION

                  Section 1.1. RESCISSION. Subject to the terms and conditions hereof, and in settlement of all the matters referred to herein, the Parties agree that the Contracts are void, terminated, unwound and rescinded in their entirety as of the Rescission Date. Accordingly, it is understood and agreed that the distributions pursuant to Sections 4.06(d), 4.14(d) and 4.16(d) of the Plan shall be made by the Debtors without regard to the provisions of such sections regarding disproportionate allocations in the event of an Oversubscription (other than solely with respect to the contracts regarding the election of New Notes by Bain Capital Integral Investors LLC or its designees, dated December 31, 2003 and as amended and superseded on January 23, 2004 (the "Bain Contracts")).

                  Section 1.2.      INDEMNIFICATION.

                  (a) The Company hereby agrees to defend, protect, indemnify and hold harmless Matlin and all of its respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management (including any respective successors and assigns, collectively, the "Indemnitees") from and against any and all losses, damages, liabilities, obligations, penalties, fees, costs and expenses (including reasonable attorneys' fees, costs and expenses) incurred by such Indemnitees from and after the Rescission Date, whether direct or indirect, limited solely to claims made, asserted or threatened in writing against such Indemnitees by any third-party, as a result of or arising from or relating to or in connection with any of the following (collectively, the "Indemnified Matters"): (i) the negotiation, preparation, execution, performance or enforcement of this Agreement; (ii) the distribution, as a result of this Agreement, of New Notes and/or New Common Stock on account of the Matlin Holdings; (iii) any matter relating to the transactions or distributions contemplated by this Agreement (including, without limitation, (A) to the extent it so relates, the fact that David J. Matlin was previously named as a potential director of the new board of the reorganized Company and had attended Company Board meetings as an observer; (B) the impact of this Agreement on the Plan or the Tax Benefits; and (C) the existence or non-disclosure of the Information at the time of entering into this Agreement); (iv) entering into the Contracts and any matter relating thereto or required thereunder; or (v) any claim, litigation, investigation, request or proceeding relating to any of the foregoing; provided, however, that the Company shall not have any obligation, and the following, without limitation, shall not constitute Indemnified Matters, to any Indemnitee under this section for (x) any Indemnified Matters caused by fraud or willful misconduct committed by such Indemnitee or caused by an intentional or willful breach of a confidentiality obligation by Matlin, in each case as determined by a final judgment of a court of competent jurisdiction or
(y) any action commenced or threatened by any person in its capacity as an investor or principal (directly or indirectly) of an Indemnitee against an Indemnitee.

                  (b) If indemnification is to be sought hereunder by an Indemnitee, then such Indemnitee shall notify the Company of the commencement or threat of any litigation, proceeding or other action in respect thereof; provided, however, that the failure to notify the Company shall not relieve the Company from any liability or obligation that it may have hereunder or otherwise to such Indemnitee or any other Indemnitee unless (and then only to the extent that) such failure to notify results in actual and material prejudice to the Company. An Indemnitee shall conduct its own defense of such litigation, proceeding or other action with counsel (including one local counsel if necessary) selected by it in its sole and absolute discretion. The Company shall bear and pay promptly the reasonable fees, costs and expenses of such counsel and shall, if requested by an Indemnitee, advance reasonable fees and expenses and pay any reasonable retainers required in connection therewith, subject to an agreement by the relevant Indemnitee(s) to reimburse the Company for any such advanced or paid fees, expenses and/or retainer in the event that a final judgment by a court of competent jurisdiction (not subject to further appeal) determines that an Indemnitee is not entitled to indemnification hereunder. In the event that there is more than one Indemnitee with respect to the same litigation, proceeding or other action, no Indemnitee shall be entitled to indemnification with respect to separately retained counsel and the Company shall be responsible for the reasonable fees and expenses of only one counsel (and one local counsel, if applicable).

                  (c) An Indemnitee may in its discretion settle or compromise or consent to the entry of any judgment, upon the advice of counsel, with respect to any pending or threatened litigation, proceeding or other action, in respect to which indemnification may be sought hereunder (whether or not such Indemnitee is an actually or potential party to such litigation, proceeding or other action), subject to the consent of the Company which consent shall not be unreasonably withheld or delayed. The Company shall promptly pay the cost of any such approved or deemed approved settlement.

                  (d) In order to provide for just and equitable contribution if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification, then the relative fault of the Indemnitee, on the one hand (which shall exclude clauses (i), (ii) and (iii) of the Indemnified Matters), and the Debtors and Reorganized Debtors, on the other hand, in connection with the statements, acts or omissions which resulted in the losses, claims, damages, liabilities and costs giving rise to the indemnification claim and other relevant equitable considerations shall be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution hereunder from any person who is not also found liable for such fraudulent misrepresentation.

                  (e) In the event that the Company is party to a merger, consolidation, reorganization or similar transaction, whether or not the Company survives such transaction, the obligations set forth in this Section shall be disclosed to and acknowledged by the entity surviving such transaction.

                  Section 1.3. WAIVER AND RELEASE. On the date a court of competent jurisdiction enters an order approving this Agreement, or as soon thereafter as practicable, a Mutual Release, the form of which is annexed hereto as Exhibit A, shall be executed by the Company (on its own behalf and on behalf of the Debtors and the Reorganized Debtors), Matlin, and the Creditors' Committee and any member of the Creditors Committee that becomes a signatory thereto within thirty (30) days of the date on which court approval of this Agreement is obtained (each, a "Released Party"), in each case for itself and its and their respective affiliates, successors and/or assigns, which release shall irrevocably forever release, discharge and waive any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against the other Released Parties, or any of their respective assets or interests, that are based upon, arise from or in any way relate to or involve, directly or indirectly, any of the Indemnified Matters. Execution of the Mutual Release by the Released Parties is a condition to the effectiveness of this Agreement, except such effectiveness is not conditioned on each member of the Creditors' Committee being a Released Party.

                  Section 1.4. ACKNOWLEDGMENT. Nothing contained herein shall limit or otherwise restrict the exculpation and obligation to defend contained in Sections 10.06 and 10.10 of the Plan, with Sections 1.2 and 1.3 being in addition thereto. The Parties hereby each acknowledge and agree that the entry into this Agreement and performance hereunder by the Parties constitute acts related to the Chapter 11 Cases taken in good faith.

                  Section 1.5. THIRD PARTY BENEFICIARIES. It is expressly intended that (a) Sections 1.2, 1.3 and 1.4 above shall be enforceable by, and inure to the benefit of, each Indemnitee as if such Indemnitee were a signatory to this Agreement, and (b) Sections 1.3 and 1.4 above shall be enforceable by, and inure to the benefit of, each Released Party as if such Released Party were a signatory to this Agreement.

              ARTICLE II: REPRESENTATIONS, COVENANTS AND CONDITIONS

                  Section 2.1. COMPANY REPRESENTATIONS. The Company hereby represents and warrants to Matlin, for its benefit and the benefit of each and every other Indemnitee as of the Rescission Date and as of the Effective Date, that:

                  (a) the execution and delivery of this Agreement by the Company and performance of this Agreement by the Debtors and the Reorganized Debtors (i) is within the Company's corporate power; (ii) has been duly authorized by all necessary corporate actions; (iii) does not contravene any provision of the Debtors' or Reorganized Debtors' applicable organizational documents; and (iv) subject to the approval of a court of competent jurisdiction, does not violate any applicable law, regulation or order or decree of any court, governmental, regulatory or self-regulatory authority;

                  (b) subject to the approval of a court of competent jurisdiction, the terms of this Agreement constitute legal, valid and binding obligations of the Company, the Debtors and the Reorganized Debtors and are enforceable against them in accordance with its terms;

                  (c) to the actual knowledge of the Company, Matlin is not and never has been an "affiliate" of the Company, as such term is defined and used under the Federal securities laws;

                  (d) to the actual knowledge of the Company, Matlin is not an "underwriter," as such term is defined and used under Section 1145 of the Bankruptcy Code, in relation to the New Notes and New Common Stock to be distributed pursuant to the Plan; and

                  (e) to the actual knowledge of the Company, neither Matlin nor David J. Matlin is subject to reporting obligations under Section 16(a) or any other obligations under section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

                  Section 2.2.      MATLIN REPRESENTATIONS.

                  Matlin hereby represents and warrants to the Company as of the Effective Date, that:

                  (a) the execution and delivery of this Agreement by Matlin and performance of this Agreement by Matlin (i) is within the power of Matlin under Matlin's applicable organizational documents; (ii) has been duly authorized by all necessary actions required by Matlin's applicable organizational documents; (iii) does not contravene any provision of Matlin's applicable organizational documents; and (iv) subject to the approval of a court of competent jurisdiction, does not violate any applicable law, regulation or order or decree of any court, governmental, regulatory or self-regulatory authority;

                  (b) subject to the approval of a court of competent jurisdiction, the terms of this Agreement constitute legal, valid and binding obligations of Matlin and are enforceable against Matlin in accordance with its terms; and

                  (c) Matlin has no economic interests in any claims reflected in the Bain Contracts.

                  Section 2.3. COMPANY COVENANTS. The Company hereby covenants and agrees with Matlin that the New Notes and New Common Stock to be received by Matlin on account of its Allowed Claims shall not bear any restrictive legend and shall not be included under a CUSIP containing such restrictions.

                  Section 2.4. EXPENSES. The Company agrees to reimburse Matlin for any and all reasonable out of pocket fees and expenses it has incurred (including the reasonable fees, costs and expenses of legal counsels, financial advisors and consultants) in connection with or relating to this Agreement and the Contracts, subject to the approval of the Corporate Monitor. Such reimbursement shall be made to Matlin by wire transfer on the later of the Effective Date or the date on which the Corporate Monitor approves the reimbursement. In connection therewith, Matlin agrees to cooperate and provide supporting materials and access to its advisors as may be reasonably requested by the Company and the Corporate Monitor. Nothing in this Section 2.4 shall preclude or otherwise affect Matlin's right to seek payment of compensation for unreimbursed professional fees, costs and expenses incurred during the Chapter 11 Cases.

                  Section 2.5. ANNOUNCEMENTS. Matlin and the Company shall consult with each other before issuing any press release or making any written public statement with respect to this Agreement, the transactions contemplated hereby or the matters referenced herein and shall not issue any such press release or make any such public statement without the prior consent of the other, which shall not be unreasonably withheld; provided, however, that either party may, without the prior consent of the other, issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the National Association of Securities Dealers or an applicable exchange or quotation system in advance of obtaining such prior consent if it has used all reasonable efforts to consult with the other party.

                  Section 2.6. CONDITIONS. The Parties agree that it is an express condition of Matlin's obligations and acknowledgments under this Agreement, and a defense to any attempt by any person to seek to bind Matlin to any provisions of or statements in this Agreement, that the distributions of New Notes and New Common Stock set forth in the Bain Contracts shall be honored in accordance with their terms. The Parties each hereby covenants and agrees that, if (a) the foregoing condition is not satisfied or waived in writing by Matlin, or (b) this Agreement is not approved by a court of competent jurisdiction, then the obligations of Matlin and the Company under this Agreement shall be null and void and of no effect, with any rescission, termination, unwinding and voiding of the Contracts and any admission with respect thereto disregarded without prejudice as if this Agreement never existed.

                           ARTICLE III: MISCELLANEOUS

                  Section 3.1. COUNTERPARTS. This Agreement may be executed in one or more counterparts each of which when executed and delivered shall be an original, and all of which, when executed, shall constitute one and the same instrument.

                  Section 3.2. AGREEMENT BINDING ON SUCCESSORS; NO THIRD PARTY BENEFICIARIES. The provisions of the Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and assigns. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third party beneficiary hereof.

                  Section 3.3. FURTHER ASSURANCES. Each of the Parties agrees that it shall perform any and all acts and execute and deliver any and all documents as may be reasonably necessary and reasonably proper under the circumstances in order to accomplish the purposes of this Agreement and to carry out its provisions.

                  Section 3.4. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York, without regard to principles regarding the choice or conflicts of law; provided, however, that the Bankruptcy Court or other court of competent jurisdiction may retain jurisdiction over any and all disputes arising under or otherwise relating to the construction and enforcement of the Agreement and the transactions consummated hereunder.

                  Section 3.5. SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties shall be entitled to pursue an injunction or injunctions to prevent breaches of this Agreement. It is understood and agreed by the Parties that money damages would not be a sufficient remedy for a breach by the Company of its obligations under Section 2.3 hereof and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of such breach, including, in the case of, an order of the Bankruptcy Court requiring any Party to comply promptly with such obligations.

                  Section 3.6 MODIFICATION; WAIVER. This Agreement shall not be modified or amended except in writing signed by the Company, Matlin and the Creditors' Committee and specifically referring to this Agreement. Any waiver of this Agreement or any terms hereof must be in writing and duly executed by the Party to be bound by such waiver.

                  Section 3.7 ENTIRE AGREEMENT; SURVIVAL. This Agreement shall constitute the entire agreement of the Parties with respect to the subject matter thereof and shall supersede any prior agreements, whether written or oral. This Agreement shall survive consummation of the Plan and the Effective Date.



              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                   IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have each signed this Agreement by action of their respective duly authorized signatory.



                              MatlinPatterson Global Opportunities Partners L.P.

                              By: MatlinPatterson Global Opportunities Partners LLC, its general partner


                                   /s/ ROBERT H. WEISS
                                   ---------------------------------------------
                                   By:    Robert H. Weiss
                                   Title: General Counsel


                              MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

                              By: MatlinPatterson Global Opportunities Partners LLC, its general partner


                                   /s/ ROBERT H. WEISS
                                   ---------------------------------------------
                                   By:    Robert H. Weiss
                                   Title: General Counsel


                              MatlinPatterson Phoenix SPV L.L.C.

                              By: MatlinPatterson Global Opportunities Partners LLC, its managing member


                                   /s/ ROBERT H. WEISS
                                   ---------------------------------------------
                                   By:    Robert H. Weiss
                                   Title: General Counsel


                              WorldCom, Inc., on its own behalf and on behalf of each and every Debtor and Reorganized Debtor:


                              By:  /s/ JENNIFER C. MCGARY
                                   ---------------------------------------------
                                   Name:  Jennifer C. McGary
                                   Title: Vice President And Secretary

                              Acknowledged, Accepted and Agreed by:







                              /s/ DANIEL H. GOLDEN
                              --------------------------------------------------
                              Daniel H. Golden
                              Akin Gump Strauss Hauer & Feld LLP, as
                              Counsel for and on behalf of the Creditors'
                              Committee

                                    EXHIBIT A

                             FORM OF MUTUAL RELEASE
                             ----------------------

                  In consideration for entering into that certain Rescission and Settlement Agreement (the "Agreement"),(1) dated April 15, 2004 (the "Rescission Date"), by and among WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively the "Debtors"), the statutory committee of unsecured creditors (the "Creditors' Committee"), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Phoenix SPV L.L.C. (collectively, "Matlin"), and for the mutual agreements hereunder and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged:

                  A. Matlin, on its own behalf and on the behalf of all of its respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, hereby release, acquit, and forever discharge the Debtors, the Debtors' estates, the Creditors' Committee, and the Creditors' Committee members signatory hereto, individually and in their capacity as Creditors' Committee members, and each of their respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns from any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including any and all claims alleging violations of


------------
(1) Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Agreement.

federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, for, on account of, relating to, in connection with, or in any way arising, in whole or in part, whether prior to or from and after the Rescission Date, whether direct or indirect, as a result of or arising from or relating to or in connection with the Indemnified Matters set forth in Section 1.2 of the Agreement.

                  B. The Creditors' Committee and each of the Creditors' Committee members signatory hereto, individually and in their capacity as a Creditors' Committee member, all of its present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, hereby release, acquit and forever discharge the Debtors, the Debtors' estates, Matlin and their respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, from any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, for, on account of, relating to, in connection with, or in any way arising, in whole or in part, whether prior to or from and after the Rescission Date, whether direct or indirect, as a result of or arising from or relating to or in connection with the Indemnified Matters set forth in Section 1.2 of the Agreement.

                  C. The Debtors, on their own behalf and on behalf of all of their present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, hereby release, acquit and forever discharge Matlin, the Creditors' Committee, and the Creditors' Committee members signatory hereto, individually and in their capacity as Creditors' Committee members, and their respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, from any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, for, on account of, relating to, in connection with, or in any way arising, in whole or in part, whether prior to or from and after the Rescission Date, whether direct or indirect, as a result of or arising from or relating to or in connection with the Indemnified Matters set forth in Section 1.2 of the Agreement.

                  D. The parties hereto understand and agree that there may be claims and damages with respect to the matters released herein, the existence of which and the consequences of which are presently unknown, but which may become known in the future, and which if known at present may have materially affected their decision to enter into this Mutual Release. The parties hereto, nevertheless, intend to and do hereby release each other from any and all such claims, for any and all injuries and damages whether known or unknown, whether now in existence or hereinafter to arise, and whether if known at present such claims may have materially affected their decision to execute this Mutual Release; provided, however, that this Mutual Release does not release claims arising specifically out of the breach of the terms of this Mutual Release by any of the parties hereto.

                  E. This Mutual Release is a full release of each, every and all claims of every kind and nature related to the Indemnified Matters to the extent described herein which the parties hereto ever had or now has, or may have, which arose, accrued, or which may arise or accrue, from the beginning of time to the Effective Date of the Plan. Except as otherwise provided in the Agreement, the parties hereby represent and agree that no claim, right, cause of action, or demand is reserved, and that the release provided herein waives and releases any and all claims, damages, demands, costs, expenses, causes of action, and compensation of every kind and nature which the parties may be entitled to or have in the future as a result of any events which have accrued from the beginning of time to the Effective Date of the Plan. This Mutual Release may be pleaded as a full and complete defense to and may be used as a basis for an injunction against any claim, action, suit or other proceeding which may be filed, instituted, prosecuted, or attempted contrary to the terms contained in this Mutual Release.

                  F. Nothing herein shall in any way affect the obligations and entitlements of the parties under the Agreement, as stated therein, or those obligations and entitlements of any party as stated in the Plan.

                  G. A party who is named as a signatory hereto shall not be released hereunder until such person signs this Mutual Release.

                  H. This Mutual Release shall be effective as of the Effective Date of the Plan.

WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession


   By:
      ---------------------------------------
      Name:
      Title:
      Dated:



MatlinPatterson Global Opportunities Partners L.P.

By:    MatlinPatterson Global Opportunities Partners LLC,
       its general partner


       ---------------------------------------
       By:
       Title:


MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

By:    MatlinPatterson Global Opportunities Partners LLC,
       its general partner


       ---------------------------------------
       By:
       Title:


MatlinPatterson Phoenix SPV L.L.C.

By:    MatlinPatterson Global Opportunities Partners LLC,
       its managing member


       ---------------------------------------
       By:
       Title:

THE OFFICIAL COMMITTEE OF
UNSECURED CREDITORS OF WORLDCOM,
INC., et al.
By its attorneys, Akin Gump Hauer Strauss & Feld LLP


By:
   ------------------------------------
   Title:
   Dated:


            MEMBERS OF THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

--------------------------------------------------------------------------------
(a) Metropolitan West Asset Management     (b) Cerberus Capital Management, L.P.
    LLC



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(c) ABN AMRO Bank N.V.                     (d) ESL Investments



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(e) Electronic Data Systems Corporation    (f) Wilmington Trust Company, as
                                               Indenture Trustee



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(g) Law Debenture Trust Company of         (h) Deutsche Bank AG
    New York, as Indenture Trustee



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(i) AOL Time Warner, Inc.                  (j) Elliott Management Corp.



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(k) SunTrust Bank, as Indenture Trustee



    By:
       ------------------------------
       Name:
       Title:
       Dated:
--------------------------------------------------------------------------------

                                                                       Exhibit 4

                                 MUTUAL RELEASE
                                 --------------

                  In consideration for entering into that certain Rescission and Settlement Agreement (the "Agreement"),(1) dated April 15, 2004 (the "Rescission Date"), by and among WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession (collectively the "Debtors"), the statutory committee of unsecured creditors (the "Creditors' Committee"), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Phoenix SPV L.L.C. (collectively, "Matlin"), and for the mutual agreements hereunder and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged:
                  A. Matlin, on its own behalf and on the behalf of all of its respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, hereby release, acquit, and forever discharge the Debtors, the Debtors' estates, the Creditors' Committee, and the Creditors' Committee members signatory hereto, individually and in their capacity as Creditors' Committee members, and each of their respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns from any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees

-----------
(1) Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Agreement.

or damages of any kind (including any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, for, on account of, relating to, in connection with, or in any way arising, in whole or in part, whether prior to or from and after the Rescission Date, whether direct or indirect, as a result of or arising from or relating to or in connection with the Indemnified Matters set forth in Section 1.2 of the Agreement.

                  B. The Creditors' Committee and each of the Creditors' Committee members signatory hereto, individually and in their capacity as a Creditors' Committee member, all of its present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, hereby release, acquit and forever discharge the Debtors, the Debtors' estates, Matlin and their respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, from any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, for, on account of, relating to, in connection with, or in any way arising, in whole or in part, whether prior to or from and after the Rescission Date, whether direct or indirect, as a result of or arising from or relating to or in connection with the Indemnified Matters set forth in Section 1.2 of the Agreement.

                  C. The Debtors, on their own behalf and on behalf of all of their present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, hereby release, acquit and forever discharge Matlin, the Creditors' Committee, and the Creditors' Committee members signatory hereto, individually and in their capacity as Creditors' Committee members, and their respective present and/or past affiliates, limited and general partners, its and their principals, shareholders, members, officers, directors, employees, attorneys, consultants, agents and accounts under management, including any respective successors and assigns, from any and all claims, rights, causes of action, suits, obligations of any kind or nature whatsoever (whether in contract or in tort and whether at law or in equity), debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, for, on account of, relating to, in connection with, or in any way arising, in whole or in part, whether prior to or from and after the Rescission Date, whether direct or indirect, as a result of or arising from or relating to or in connection with the Indemnified Matters set forth in Section 1.2 of the Agreement.

                  D. The parties hereto understand and agree that there may be claims and damages with respect to the matters released herein, the existence of which and the consequences of which are presently unknown, but which may become known in the future, and which if known at present may have materially affected their decision to enter into this Mutual Release. The parties hereto, nevertheless, intend to and do hereby release each other from any and all such claims, for any and all injuries and damages whether known or unknown, whether now in existence or hereinafter to arise, and whether if known at present such claims may have materially affected their decision to execute this Mutual Release; provided, however, that this Mutual Release does not release claims arising specifically out of the breach of the terms of this Mutual Release by any of the parties hereto.

                  E. This Mutual Release is a full release of each, every and all claims of every kind and nature related to the Indemnified Matters to the extent described herein which the parties hereto ever had or now has, or may have, which arose, accrued, or which may arise or accrue, from the beginning of time to the Effective Date of the Plan. Except as otherwise provided in the Agreement, the parties hereby represent and agree that no claim, right, cause of action, or demand is reserved, and that the release provided herein waives and releases any and all claims, damages, demands, costs, expenses, causes of action, and compensation of every kind and nature which the parties may be entitled to or have in the future as a result of any events which have accrued from the beginning of time to the Effective Date of the Plan. This Mutual Release may be pleaded as a full and complete defense to and may be used as a basis for an injunction against any claim, action, suit or other proceeding which may be filed, instituted, prosecuted, or attempted contrary to the terms contained in this Mutual Release.

                  F. Nothing herein shall in any way affect the obligations and entitlements of the parties under the Agreement, as stated therein, or those obligations and entitlements of any party as stated in the Plan.

                  G. A party who is named as a signatory hereto shall not be released hereunder until such person signs this Mutual Release.

                  H. This Mutual Release shall be effective as of the Effective Date of the Plan.

WorldCom, Inc. and certain of its direct and indirect subsidiaries, as debtors and debtors in possession


   By:
      ---------------------------------------
      Name:
      Title:
      Dated:



MatlinPatterson Global Opportunities Partners L.P.

By:    MatlinPatterson Global Opportunities Partners LLC,
       its general partner


       ---------------------------------------
       By:
       Title:


MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

By:    MatlinPatterson Global Opportunities Partners LLC,
       its general partner


       ---------------------------------------
       By:
       Title:


MatlinPatterson Phoenix SPV L.L.C.

By:    MatlinPatterson Global Opportunities Partners LLC,
       its managing member


       ---------------------------------------
       By:
       Title:

THE OFFICIAL COMMITTEE OF
UNSECURED CREDITORS OF
WORLDCOM, INC., et al.
By its attorneys, Akin Gump Hauer Strauss
& Feld LLP


By:
   ------------------------------------
   Title:
   Dated:


            MEMBERS OF THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

--------------------------------------------------------------------------------
(a) Metropolitan West Asset                (b) Cerberus Capital Management, L.P.
    Management LLC



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(c) ABN AMRO Bank N.V.                     (d) ESL Investments



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(e) Electronic Data Systems                (f) Wilmington Trust Company, as
    Corporation                                Indenture Trustee



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(g) Law Debenture Trust Company            (h) Deutsche Bank AG
    of New York, as
    Indenture Trustee



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(i) AOL Time Warner, Inc.                  (j) Elliott Management Corp.



    By:                                        By:
       ------------------------------             ------------------------------
       Name:                                      Name:
       Title:                                     Title:
       Dated:                                     Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(k) SunTrust Bank, as Indenture
    Trustee



    By:
       ------------------------------
       Name:
       Title:
       Dated:
--------------------------------------------------------------------------------